GLOBAL PREFERRED HOLDINGS, INC.
6455 East Johns Crossing, Suite 402
Duluth, GA 30097

October 25, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
Attention: Ms. Suzanne Purdy

Re:	Global Preferred Holdings, Inc.:
Application to Withdraw Registration Statement on Form S-1, as amended (File No. 333-83276)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Global Preferred Holdings, Inc. (the “Company”) hereby applies for an order granting withdrawal of its registration statement on Form S-1, together with all amendments and exhibits thereto, Commission File No. 333-83276 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2002. The offering contemplated by the Registration Statement has been terminated due to unfavorable market conditions. The Company has not sold any securities under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Upon the grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Mr. Ward S. Bondurant, Esq. at (404) 233-7000.

Respectfully,

GLOBAL PREFERRED HOLDINGS, INC

/s/ Edward F. McKernan

Edward F. McKernan President and Chief Executive Officer

cc: Ward S. Bondurant, Esq